FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of September 2012

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

    Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

The securities referred to in this announcement have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

THE ACQUISITION OF THE FUGRO GEOSCIENCE DIVISION

We have agreed to acquire (the “Acquisition”) most of the Geoscience division of Fugro, N.V. (“Fugro”), pursuant to the terms of a Sale and Purchase Agreement (the “SPA”) between us and Fugro dated September 24, 2012. In particular, we will acquire the following activities:

•	Fugro-Geoteam (specializing in marine streamer seismic data acquisition);

•	Fugro Seismic Imaging (specializing in seismic data processing services);

•	Fugro Geophysical and Geological Services (specializing in geographical exploration services); and

•	De Regt Marine Cables (specializing in high-end cables and umbilicals);

as well as all related entities and assets, but excluding Fugro’s multi-client library and ocean bottom nodes (“OBN”) activity (the acquired activities are referred to herein as the “Geoscience Division”). The Geoscience Division has approximately 2,300 employees.

Pursuant to the terms of the SPA, we have agreed to establish certain strategic partnerships with Fugro, in particular, to:

•	establish a joint venture with Fugro, to which Fugro will contribute its OBN activity and we will contribute our shallow water, ocean bottom cable (“OBC”) and OBN activities (the “Seabed JV”); and

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enter into certain commercial agreements with Fugro , including (i) a non-exclusive selling and marketing agreement with respect to Fugro’s multi-client library, (ii) a technological and commercial agreement providing reciprocal preferred supplier status and (iii) a transitional services agreement (together, the “Commercial Agreements”).

We refer to the Acquisition, the establishment of the Seabed JV and the execution of the Commercial Agreements collectively as the “Transaction”. We will not acquire Fugro or any of its other businesses in connection with the Transaction.

The total price for the Acquisition is €1.2 billion, subject to certain customary adjustments (in particular relating to the amount of working capital of the Geoscience Division). The Transaction has been approved by our and Fugro’s boards of directors, and closing of the Transaction is subject to customary conditions precedent, including the conclusion of the JV Agreement in respect of the Seabed JV and competition and other regulatory approvals. The Transaction is expected to close by the end of 2012.

See “Risk Factors—Risks Related to the Acquisition” below for a discussion of certain risks relating to the Acquisition.

Reasons for the Transaction

The Transaction will make us a fully integrated geosciences company, allow us to enter new and promising markets and complement our existing business.

Entering the high-end reservoir and geology markets

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Enhanced technological capacities: The Transaction will enhance our technological capabilities, resulting in strong technological differentiation from our competitors. It will represent a significant advance in our reservoir capabilities and will contribute high-end technologies.

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Addition of highly skilled personnel: We will acquire access to highly qualified and skilled personnel, which is particularly valuable in our human capital-intensive business. This will enhance our strong, experienced leadership team and complement our culture of delivering solid, sustainable results for the benefit of our clients, shareholders and employees.

•	Less capital intensive business: The businesses we are acquiring have generally low capital requirements and do not require new vessels to be built, allowing us to maximize cash flow generation.

Strengthening our existing business

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Time to market: The Acquisition will afford us immediate access to four high-end vessels at a time of market recovery, a time saving alternative to commissioning new vessel builds. This added capacity will allow for a significant and accelerated expansion in our growing reservoir and geology businesses.

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Enhanced market position: The Transaction will favorably position us in reservoir activities and will enhance our market position across each of the acquired businesses, as well as in the Seabed JV’s activities.

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Enlarged multi-client footprint and position in equipment: The Selling and Marketing Agreement in respect of Fugro’s multi-client library (described below) will enlarge our multi-client footprint, allowing us to market existing multi-client data and reinforcing the multi-client marketing team. The acquisition of De Regt Marine Cables will complement and reinforce our position in Equipment.

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Enhanced services business: Our services business will be enhanced and complemented by the addition of Fugro Geophysical and Geological Services’ portfolio of airborne, gravity and magnetic and marine electromagnetic businesses.

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Increased resilience: The Transaction will increase our proximity to production processes, making our business less volatile and enhancing the resilience of our cash flows and earnings during any future downturns.

We have prepared pro forma financial information for the year ended December 31, 2011 and the six months ended June 30, 2012 in order to assess the effect of the Acquisition and the Transaction on our financial statements had the Acquisition and Transaction occurred on January 1, 2011 (or June 30, 2012 in the case of the balance sheet as of that date). See “Unaudited Pro Forma Condensed Combined Financial Information” below.

In the year ended December 31, 2011, we (including with the Geoscience Division) would have had pro forma consolidated revenues, determined as if the Acquisition had taken place on January 1, 2011, of U.S.$4.2 billion (45% for Acquisition—Marine and Land , 28% for Geoscience activities, 22% for Equipment and 5% for Marine Production) and EBITDAS of U.S.$1.0 billion. The Geoscience Division would have represented production (total internal and external revenues) of U.S.$1.2 billion, and our Services activity would have represented revenue of U.S.$3.3 billion in 2011. The Services activity of the Geoscience Division would have represented U.S.$1.05 billion of revenue and U.S.$20 million of operating income in 2011.

In the six months ended June 30, 2012, we (including the Geoscience Division) would have had pro forma consolidated revenues of U.S.$2.1 billion and EBITDAS of U.S.$548 million. Our Services activity would have represented revenue of U.S.$1.6 billion for the first half of 2012. The Services activity of the Geoscience Division would have represented U.S.$0.49 billion of revenue and U.S.$37 million of operating income for the first half of 2012.

As of June 30, 2012, our net debt on a pro forma basis would have been U.S.$2.3 billion, compared to capital employed of U.S.$6.7 billion. As of June 30, 2012, on a pro forma basis, our net debt to equity ratio would have been 55%.

Information on Fugro

Fugro is incorporated in the Netherlands and is a leading provider of collection and data interpretation services relating to the earth’s surface and sub-surface. Fugro also provides services and advice related to infrastructure development on land, along the coast and on the seabed. Fugro has been listed on the regulated exchange of NYSE Euronext in Amsterdam since 1992. Fugro is listed under the symbol “FUR”.

Fugro’s Geoscience Division is a leading provider of proprietary and multi-client data, technical and consulting services, and software and technical products associated with oil, gas and minerals exploration, development and production. The Geoscience Division’s integrated services include geophysical and geological data acquisition, processing, analysis and interpretation.

The Acquisition

The information set forth below relating to the businesses we will acquire through the Acquisition has been extracted from information published by Fugro. See “Risk Factors—Risks Related to the Acquisition—Our opportunity to conduct due diligence with respect to the Geoscience Division has been limited, and we may be required to record restructuring and impairment or other charges if we discover liabilities or other issues following the Acquisition”.

Fugro-Geoteam

Fugro-Geoteam specializes in the acquisition of high-quality 3D, 4D and long offset marine seismic data. Fugro-Geoteam is one of the four main players in the marine seismic acquisition market.

We will acquire from Fugro-Geoteam a fleet of seven vessels, four of which it owns and three of which it charters. While Fugro-Geoteam currently charters an eighth vessel (Seisquest), that vessel’s charter will be allowed to expire in October 2012; as a result, this vessel will not be part of Fugro-Geoteam’s fleet at the date of the Acquisition.

The vessels that we will acquire from Fugro-Geoteam will result in a higher proportion of owned vessels (as opposed to chartered vessels) in our fleet, resulting in 30% ownership of our managed vessels.

The Fugro-Geoteam fleet, which is operated in Norway, includes four new, top-of-the-line vessels (C-Class vessels), which are built with a “double skin” in the fuel tank areas and all allow for optimized settings during towing operations to reduce fuel consumption and emissions. The C-Class vessels are designed to operate in the most challenging offshore areas and are capable of towing up to 16 streamers with a length of up to 8,000 meters. Some of Fugro-Geoteam’s vessels have recently undergone significant upgrades, and the entirety of its fleet carries Sercel equipment.

The addition of the Fugro-Geoteam vessels is an attractive alternative to building new vessels. It gives us a fleet of 15 high-end vessels (with a capacity of between 12 and 20 streamers) and six medium-end vessels (with a capacity of between 8 and 10 streamers), without adding to the number of vessels in the seismic marine data industry. Our combined marine fleet will constitute the largest in the industry, providing us significant flexibility in allocating resources between contract and multi-client surveys.

The following table provides certain key information concerning Fugro-Geoteam’s seismic vessels :

Vessel	Year built	Year of upgrade	Chartered / Owned	No. of Streamers
High-end vessels
Geo Coral	2010	—	Owned	16
Geo Caspian	2010	—	Chartered	16
Geo Celtic	2007	—	Owned	12
Geo Caribbean	2008	—	Owned	14

Mid-class vessels
Geo Atlantic	2000	2006	Chartered	10
Geo Barents	2007	—	Chartered	8
Geo Pacific	1987	2006	Owned	8

Fugro-Geoteam has 480 employees.

Fugro Seismic Imaging

Fugro Seismic Imaging is a leading geophysical contractor. Fugro Seismic Imaging provides seismic data processing services for 2D, 3D and 4D marine, land and transition zone environments using its proprietary data processing software. We believe that the acquisition of Fugro Seismic Imaging creates a larger market profile for us in this segment and provides access to significant proprietary technology. The imaging business is scalable, resilient and cash flow generative while requiring limited capital.

Fugro Seismic Imaging’s core business is time-domain data processing for exploration and production. Fugro Seismic Imaging also provides on-board processing services, which include quality control for data verification, data validation and full onboard data processing. Fugro Seismic Imaging’s software inventory includes

UNISEIS, which is used for marine time processing, and KISMET, which is used for land time processing. In addition, Fugro Seismic Imaging uses certain third-party software, including paradigm depth, promax land, panorama beam migration and mastt statics package.

Multi-client business comprises approximately 40% of Fugro Seismic Imaging’s activity, which is carried out primarily for clients in processing and marine acquisition. Fugro Seismic Imaging also provides on-board solutions globally to the Fugro seismic acquisition fleet, including to Fugro-Geoteam.

Fugro Seismic Imaging has 350 employees and 13 processing centers in ten countries: three are located in the United States, two in the United Kingdom, and one in each of Australia, Norway, Canada, India, Malaysia, Indonesia, Brazil and China. Fugro Seismic Imaging’s onshore operations are managed in Norway.

Fugro Geophysical and Geological Services

Fugro Geophysical and Geological Services (“FGSS”) provides comprehensive, integrated land, marine and airborne geographical exploration services, including:

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Airborne geophysical services: FGSS is a leading provider of airborne geophysical services and data to clients primarily in the mineral, oil and gas, engineering and environmental management sectors with operational bases worldwide. Airborne geophysical services include planning, operations, data acquisition, data processing, interpretation and integration. FGSS maintains a fleet of specialized aircraft (including 35 fixed-wing aircraft and 10 helicopters) that it uses to acquire high-quality electromagnetic, magnetic, gravity and radiometric data. We believe that these activities benefit from high-end proprietary technology and strong research and development expertise.

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Land geophysical services: FGSS acquires and processes high quality land geophysical data and provides solutions to cover planning and operations, as well as data acquisition, processing, interpretation and integration. The services offered by FGSS include regional mapping, environmental studies, delineation of water and contamination plumes, resource definition, oil and gas exploration, green-fields and brown-fields mineral exploration, geothermal exploration and site characterization.

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Gravity and magnetic services: FGSS is a full-service provider of potential fields products and services to the oil and gas exploration industry. These services include land, sea and air data acquisition and data processing, interpretation, and integration. FGSS uses its proprietary software modeling and inversion capabilities to refine seismic velocity models by integration of high-resolution gravity and magnetic information.

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Marine electromagnetic services: FGSS offers expertise in every phase of marine electromagnetic workflow, including feasibility studies, acquisition, quality control, processing and interpretation. FGSS also integrates electromagnetic data with other geophysical and geological information such as seismic, seismic inversion, gravity, magnetics, rocks-physicals and well data. We believe that there are vertical integration opportunities for us as a current customer of FGSS services, as well as opportunities related to technological innovation.

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Exploration services: FGSS’s exploration consultancy combines expertise from key disciplines of seismic and non-seismic geophysics with specialist support in the fields of stratigraphy, sedimentology, geochemistry, petrophysics, reservoir engineering and economics. FGSS also offers specialized technical consulting and interpretation. This activity benefits from its strength in the promising exploration and appraisal market, as well as its portfolio of strong brands, including Fugro Robertson (which is a leading provider of integrated non-exclusive multi-client reports and digital datasets for the oil and gas industry, with 280 employees), Ergo, Tellus and RoqScan. We believe that the acquisition is a unique chance to accelerate the move into consulting services that consume little capital but provide access to new clients.

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Reservoir services: FGSS assists clients in developing oil and gas reservoirs through the integration of well and seismic data and the application of advanced reservoir characterization technology. This activity benefits from strong differentiation thanks to leading proprietary technologies and strong brands like Jason, Powerlog and E-Plus. It is also more exposed to production-related reservoir services and is thus less cyclical. We believe that we can add value to this activity by combining its high-end reservoir characterization and modeling software and services with our own lower-end Hampson Russell business. We will also have access to highly skilled personnel in a business that particularly depends on human capital.

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Data management: FGSS is internationally recognized in data management. FGSS provides physical warehousing, physical asset management solutions and consultancy services, as well as data conditioning and software.

FGSS also provides integrated non-exclusive data-rich multi-client reports and digital datasets.

De Regt Marine Cables

De Regt Marine Cables designs and manufactures custom-engineered, specialty, dynamic cable solutions used in subsea applications for use in the oil and energy, defense and seismic exploration sectors, as well as in scientific projects. De Regt Marine Cables specializes in the production of gun umbilicals. We believe that this activity has stable prospects based on its balanced mix of replacement-driven sales and those linked to capacity enhancements. It also benefits from the recent full automation of its manufacturing capabilities, so we expect limited capital investment requirements in the short to medium term. De Regt Marine Cables has approximately 120 employees.

The Sale and Purchase Agreement

Under the terms of the SPA, Fugro has agreed to sell, and we have agreed to purchase, the Geoscience Division for a purchase price of €1.2 billion, subject to the aforementioned customary adjustments.

The Transaction is expected to be completed on or before December 31, 2012. Completion of the Acquisition is subject to the satisfaction or waiver of certain conditions, including obtaining the necessary approvals from competition authorities, consulting with works councils, the signing the JV Agreement, the creation of the Seabed JV and the signing of the Multi-Client Selling and Marketing Agreement (described below). Each party will also need to obtain waivers from the lenders under its respective credit facilities, and we in particular will need to obtain the consent of the lending banks under our existing revolving credit facilities. We have not yet contacted the competent competition authorities.

The parties will have the option to terminate the SPA in certain circumstances, including if the conditions for completion are not satisfied (or waived prior to June 30, 2013). In addition, we have the option to terminate the SPA in the event of certain material adverse changes in the business and financial position of the Geoscience Division.

Each party will bear its own costs in connection with the Transaction. In addition, Fugro has agreed to indemnify us for all tax claims that may arise after completion of the Transaction in respect of the businesses sold. Fugro has also agreed, for a period of three years following the completion date of the Transaction, to refrain from engaging in activities substantially similar to those sold in the context of the Acquisition or from hiring certain employees currently employed by those businesses.

The Seabed JV

The Transaction contemplates the establishment of the Seabed JV, which will specialize in shallow water and ocean bottom systems. Pursuant to the terms of the SPA, we have agreed to contribute our shallow water, OBC and OBN businesses (1,400 nodes), which are described in detail in Item 4 (“—Marine Business—Seabed”) of our 2011 Annual Report on Form 20-F filed with the SEC on April 20, 2012 . Fugro will contribute its OBN business (1,300 nodes), which is excluded from the perimeter of the Acquisition. Fugro will take a 60% stake in the Seabed JV, and we will receive a 40% stake. Fugro will also pay us €225 million by way of set-off with the €1.2 billion Acquisition price. The €225 million represents the excess value of the assets that we will contribute to the Seabed JV over the value of our 40% stake.

The Seabed JV will focus on seabed data acquisition, a market that is rapidly growing and in respect of which technology is quickly evolving. The Seabed JV will specialize in the following types of seismic acquisition:

•	Transition zone: seismic acquisition occurring between the shore and waters up to 15 meters deep;

•	Shallow water: seismic acquisition occurring in waters between 15 and 50 meters deep, where cables are deployed in the water from a vessel and where land activities (such as drilling) may be involved;

•	Ocean bottom cable: seismic acquisition occurring in waters between 50 and 3,000 meters deep, where cables are deployed in the water from a vessel and no land activities are involved; and

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Ocean bottom nodes: seismic acquisition occurring in waters between 50 and 3,000 meters deep, where autonomous recording units are deployed to the seabed by remotely operated vehicles (ROVs) or tethered by ropes from marine vessels, and where no land activities are required.

The Seabed JV will position us as a global leader in shallow water and ocean bottom systems, with larger OBN capabilities and improved commercial efficiency. We also expect significant commercial and operational synergies between the Seabed JV and our Land and Marine businesses. We also expect that our collaboration with Fugro will reduce our risk portfolio and our capital requirements.

The Joint Venture Agreement

The signing and closing of the joint venture agreement in respect of the Seabed JV (the “JV Agreement”) are conditions precedent to the closing of the Acquisition.

Under the JV Agreement, products and services required for the operation of the Seabed JV will be preferentially provided by us and Fugro. The JV agreement will provide for prices to be as standardized as possible and for related party transactions to be on an arm’s length basis. We will be the preferred supplier to rent or sell equipment to the Seabed JV, provided that the prices are competitive with those on the international market. Similarly, Fugro will be the preferred supplier of certain services that are part of its core business, such as trenching.

The JV Agreement will provide for the transfer of certain of our and Fugro’s personnel to the venture. It will also set forth the management structure of the Seabed JV, including a management board of five directors, three of whom Fugro will elect and two of whom we will elect. Decisions will be taken by majority vote, and certain decisions will be taken by majority vote but with the approval of at least one director appointed by us. Certain matters are reserved to the management board and others are reserved to the shareholders. Shareholder decisions require 75% majority approval.

Fugro will appoint the Seabed JV’s chief executive officer and we will appoint the Seabed JV’s chief financial officer, both of which will be salaried employees of the venture.

Each party is required to hold its stake for a three-year period, subject to certain exceptions for intra-group transfers. Both parties are provided pre-emption and tag-along rights in the event of a sale of the other party’s interest. Change of control provisions will also be included, providing Fugro a call option in the event of a change of control of our company, and providing us a put option in the event of a change of control of Fugro. The JV Agreement will have an indefinite duration and terminate upon default, change of control, deadlock or by mutual agreement.

The establishment of the Seabed JV will be subject to certain customary conditions such as obtaining the necessary approvals from competition authorities. We have not yet contacted the competent competition authorities.

The Commercial Agreements

The Multi-Client Selling and Marketing Agreement

We and Fugro will enter into a Selling and Marketing Agreement (the “SMA”) in respect of Fugro’s multi-client library, which is excluded from the perimeter of the Acquisition. Under the SMA, we will act as the non-exclusive broker of Fugro’s existing multi-client library (which includes data acquired up until and ongoing projects at the time of the signing of the SMA. The SMA will expose us to high-potential regions that complement our current multi-client library, including Australia and northwest Europe.

Fugro has a multi-client library comprised of 53,000 square kilometers of 3D data and 1,000,000 kilometers of 2D data. Fugro’s multi-client library is primarily located in northwestern Europe, Australia, Brazil and the Gulf of Mexico. Fugro’s multi-client library includes, among others: almost 14,000 kilometers of data from the Barents Sea; a large library of recently reprocessed Russia- and Denmark-based data; long offset 2D data in the deep waters of the Gulf of Mexico and Florida; 8,000 square kilometers of 3D data in Florida that is currently being processed; 2D data for Europe, Brazil and the Mediterranean, including a 16,000 kilometer survey in progress in Brazil; and an Australian library consisting of 3D data from the North West shelf.

Under the SMA, we will receive a 10% net commission on any multi-client sales we generate, and a 5% commission for the sale of all or part of Fugro’s multi-client activity. We will also hold 2D and 3D viewing rights on the multi-client library for the duration of the SMA.

The Technological and Commercial Agreement

We and Fugro will enter into a global technological and commercial agreement (the “TCA”) under which we will grant each other preferred supplier status for certain products and services required for the operation of our respective businesses.

Under the TCA, Fugro will agree to grant us exclusive supplier status for marine high resolution processing with Fugro seismic imaging technology, onboard quality check and processing for Fugro Survey and certain equipment and geotechnic services. We in turn will agree under the TCA to grant Fugro preferred supplier status for the provision of land geomonitoring installation, marine surveys (if feasible), and other specialized land-related survey services. Both companies will have preference in supplying products and services to the Seabed JV.

Transitional Services Agreement

We and Fugro have agreed that before the completion of the Transaction, which is expected by December 31, 2012 (the “Transaction Closing Date”), we will conclude a transitional services agreement, pursuant to which we will determine on a country by country basis the transitional services that we would like to have from Fugro. Fugro will apply standard internal rates (which may include management fees as applicable) in determining the fee for the transitional services we use.

Funding of the Acquisition

The price of the Acquisition is €1.2 billion, subject to the aforementioned customary adjustments. On the Transaction Closing Date, we will pay the purchase price by way of a cash payment of €975 million, and a payment of €225 million from Fugro by way of set-off in relation to the excess value of the assets that we will contribute to the Seabed JV.

We will finance a portion of the Acquisition price with the proceeds from the rights offering that we launched on September 25, 2012 (the “Rights Offering”). The remaining amount will be funded by way of debt financing.

The Seabed JV Payment

We and Fugro have agreed to contribute assets valued at US$565 million and US$145 million, respectively, to the Seabed JV. In light of the value of the contributions, and in order to achieve the agreed division of equity in the Seabed JV (60% to be held by Fugro and 40% by us), Fugro will also make a cash payment to us of €225 million. We will offset this €225 million payment against a portion of the Acquisition purchase price.

Equity Financing and Vendor Loan

We estimate the net proceeds from the Rights Offering, net of underwriting commissions and discounts and other expenses, will be approximately €401 million, which we will use to fund a portion of the Acquisition purchase price.

If the Rights Offering is not completed in time for the closing of the Transaction, Fugro has agreed to make available to us the vendor loan of up to €335 million. The vendor loan would be guaranteed by our subsidiaries that guarantee our outstanding series of senior notes and rank pari passu with all of our other senior unsecured indebtedness. The vendor loan will mature three years following the completion date of the Transaction. We may repay the vendor loan early at any time with the proceeds of a rights offering. Interest on the Vendor Loan will accrue at a base rate of 5% per annum plus 1% following the signing date of the SPA and a further increase of 1% each quarter after the completion date of the Transaction, up to a cap of 10%. Interest accrued above the base rate would be capitalized.

A default under the Vendor Loan will result in the issuance of new Seabed JV shares to Fugro and a redemption of our shares in the Seabed JV, or a combination thereof, leading to a full dilution of our stake in the Seabed JV and a block on our voting and dividend rights, on the one hand, and a reduction of €240 million in the principal amount of the Vendor Loan, on the other hand.

Debt Financing

We intend to fund the remainder of the Acquisition purchase price with debt financing, which may include bonds, convertible bonds, bank loans or a combination of these. We have signed a commitment letter with Credit Suisse International, Bank of America Securities Limited, BNP Paribas S.A. and Société Générale to provide a bridge credit facility of up to €700 million until June 30, 2013 or earlier if the Acquisition is completed or terminated.

We may issue debt securities or borrow under bank facilities before the Transaction Closing Date in order to raise all or a portion of the debt financing for the Acquisition. We may also draw under the bridge credit facility to raise all or a portion of the debt financing and repay amounts due with proceeds from future issues of debt securities or borrowings under permanent bank facilities.

In the commitment letter, we and the Lenders have agreed to use our best efforts to negotiate a bridge credit facility agreement before November 2, 2012 containing the following terms:

•	a 12 month initial maturity date, after which the bridge credit facility will convert into a 7-year term loan;

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an option, exercisable by the lenders after the initial maturity date, to exchange their term loans under the facility for senior fixed-rate notes equal to 100% of the principal amount exchanged, to be issued by us under an indenture broadly based on the indenture governing our 6 1/2% senior notes due 2021;

•	guarantees from the subsidiary guarantors of our existing and future senior notes;

•	unsecured;

•	interest calculated according to the following terms:

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the interest rate will equal (i) the greater of (A) 100 basis points and (B) three-month Euribor plus (ii) a spread plus (iii) mandatory costs, if any. The initial spread for the first three months will be 550 basis points;

¡	the spread will increase by 50 basis points at the end of each three-month period until the bridge credit facility is repaid in full or converted into a term loan on the initial maturity date;

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the spread will also increase by an additional 50 basis points for each notch that the bridge credit facility (or, if it is unrated, our 6 1/2% senior notes due 2021) is rated below Ba3/BB- by Standard & Poor’s or Moody’s;

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after December 31, 2012, if any amounts are outstanding under the Vendor Loan (as defined below) five business days before the commencement of the next interest period, the interest rate for the interest period will be the greater of (i) the rate described above or (ii) (A) the interest rate applicable to the Vendor Loan at the beginning of the period plus (B) 125 basis points plus (C) mandatory costs, if any.

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interest on the bridge credit facility will be capped at 8.75% until February 12, 2013 and at 9.75% thereafter, plus, in each case, the increases in the spread that may apply as a result of the ratings events described above;

¡	after December 31, 2012, if any amounts are outstanding under the Vendor Loan five business days before the commencement of the next interest period, the applicable interest cap will be 11.25%;

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mandatory prepayment with the proceeds of any offering of debt, equity or convertible securities, the incurrence of other indebtedness above certain thresholds, disposals of assets, insurance claims proceeds, or proceeds received in relation to the SPA (as a result of claims, reduction in the purchase price or otherwise).

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mandatory offer to repurchase the outstanding loan from the lenders upon a change of control at 100% of the principal amount before the initial maturity date, or at 101% of the principal amount of the term loan or the exchange bonds, as the case may be, after the initial maturity date;

•	affirmative and negative covenants broadly based on those contained in the indenture governing our existing 6 1/2% senior notes due 2021; and

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events of defaults broadly based on those contained in the indenture governing our existing 6 1/2% senior notes due 2021, subject, for a period of 90 days from the date of the bridge credit facility agreement, to limited exceptions for events related to the acquired businesses that are capable of remedy and the existence of which was not known by us.

Impact of the Transaction

We expect we will benefit from synergies in terms of economies of scale and fleet productivity, technological and commercial leverage in the Geoscience activity and additional revenue resulting from the TCA.

On the basis of our current estimates of possible synergies, we expect the Transaction should be accretive from 2013. This constitutes a forward-looking statement and actual results could differ materially from our expectations, see “Forward-Looking Statements” and “Risk Factors” in our 2011 Annual Report on Form 20-F and “Risks Related to the Acquisition” below.

We expect that the Acquisition will result in a cash surplus of approximately U.S.$120 million, after taking into account transaction and financing costs.

Risks Related to Our Business

We may need to write down goodwill from our balance sheet.

We have been involved in a number of business combinations in the past, leading to the recognition of large amounts of goodwill on our balance sheet. Goodwill on our balance sheet totaled U.S.$ 2,708.9 million (€2,151.6 million) as of June 30, 2012. The Acquisition will increase the amount of goodwill on our balance sheet further. In our unaudited pro forma condensed combined financial information contained herein, the net additional goodwill related to the Acquisition is U.S.$328.6 million.

Pursuant to IFRS, goodwill is not amortized but subject to impairment testing at least once a year and whenever there is an indication of a potential impairment as stated in IAS 36. If the recoverable amount is less than the book value, loss of goodwill is recorded as impairment, in particular, on the occurrence of events or circumstances including a material adverse change of a lasting nature that affects the economic environment or assumptions or objectives held at the acquisition date.

Goodwill is allocated to cash generating units (“CGUs”) as described in note 11 to our consolidated financial statements for the year ended December 31, 2011. The recoverable amount of a CGU is estimated at each balance sheet date and is generally determined on the basis of a group-wide estimate of future cash flows expected from the CGU in question. The estimate takes into account, in particular, the removal from service of certain assets used in our business (such as decommissioning or coldstacking vessels) or any significant underperformance in cash generation relative to previously-expected results, which may arise, for example, from the underperformance of certain assets, a deterioration in industry conditions or a decline in the economic environment. At each balance sheet date, if we expect that a CGU’s recoverable amount will fall below the amount of goodwill recorded on the balance sheet, we may write down that goodwill in part or in whole. Such a write-down would not in itself have an impact on cash flow, but could have a substantial negative impact on our operating income and net income, and as a result, on our shareholders’ equity and net debt/equity ratio.

We cannot guarantee that events or adverse circumstances will not occur in the future (in particular if the financial situation or outlook of the Geoscience Division is not in line with our estimates) that might lead to a review of the book value of goodwill and impairment losses being recorded that could have significant adverse effects on our revenues. The unaudited pro forma condensed combined financial information for the year ended December 31, 2011 and the six months ended June 30, 2012 may not be representative of the future performance of the Geoscience Division.

Risks Related to the Acquisition

The integration of the Geoscience Division could result in higher implementation costs and/or lower benefits or revenue than expected.

The success of the Acquisition will depend on the effective realization of the anticipated economies of scale and synergies, our ability to maintain the Geoscience Division’s development potential and our ability to effectively integrate the Geoscience Division. The success of the integration will depend on our ability to retain the Geoscience Division’s operating teams, to maintain the Geoscience Division’s customer base and to effectively capitalize on the expertise of the two groups in order to optimize development efforts, in particular in terms of operations and sales. Our ability to realize expected synergies and economies is particularly dependent on the quick and efficient coordination of our activities and the activities of the Geoscience Division (operations and technical and informational systems). Any difficulties that might be encountered in the integration of the Geoscience Division could result in higher implementation costs and/or lower benefits or revenue than anticipated, which could have an adverse effect on our activity, results and financial position, or on our ability to meet our objectives.

Completing the Acquisition is contingent on satisfying several conditions precedent, and a delay or failure to meet them could have an adverse impact on the planned acquisition and us.

Pursuant to the terms of the SPA, the Acquisition is contingent on fulfilling certain conditions customary for this type of transaction, including the requirement to obtain authorizations from the competent anti-trust authorities, Fugro’s compliance with certain undertakings (in particular, the provision of audited financial statements for the Geoscience Division for the year ended December 31, 2011), the absence of material adverse changes with respect to the Geoscience Division until the completion date of the transaction, and Fugro’s compliance with the warranties regarding ownership of the Geoscience Division’s shares, the ability to dispose of the shares, solvency, the availability of licenses required to engage in its business, and other customary warranties for this type of transaction.

We cannot be certain that all conditions precedent will be satisfied, or that authorizations will be obtained under conditions favorable to us or at all. The competent authorities could require the sale of certain assets or activities. The absence of, delay in, or submission to conditions or obligations that impede Fugro’s satisfaction of any of the conditions precedent could result in a failure to complete the Acquisition or adversely affect the Acquisition, as well as our financial condition and outlook.

We may incur substantial transaction costs in connection with the Acquisition which could adversely affect our financial position.

We expect to incur a number of non-recurring transaction fees and other costs in connection with the completion of the Acquisition, in particular relating to combining our and the Geoscience Division’s operations and achieving desired synergies. Additional unanticipated costs may be incurred in the integration of our business and the Geoscience Division. While we hope to offset these costs with the revenues and economies of scale resulting from the integration of the acquired businesses, these costs could adversely affect our financial position.

The Acquisition exposes us to additional risks and will require substantial investment.

While the Acquisition will generate significant opportunities for us, it will also expose us to certain risks. The integration of the Geoscience Division is a challenging task that will require us to invest substantial time and resources. The Acquisition will expose us to risks related to the seismic studies market and could expose us to new risks of which we are not yet aware (for example, those related to potential future liabilities). In order to finance the Acquisition, we expect to enter into a bridge credit facility for an amount of €700 million (see “The Acquisition of the Geoscience Division—Funding of the Acquisition”). This bridge credit facility has an interest rate that will progressively increase on a bi-annual basis.

Our opportunity to conduct due diligence with respect to the Geoscience Division has been limited, and we may be required to record restructuring and impairment or other charges if we discover liabilities or other issues following the Acquisition.

In order to determine our estimate of the value of the Geoscience Division (and thus the price that we agreed to pay), we have conducted a due diligence investigation. While we believe that our investigation has been reasonable and customary, we cannot assure you that our investigation has identified all material issues or liabilities related to the Geoscience Division, or that factors outside of the control of the Geoscience Division and outside of our control will not later arise. If we have failed to identify material issues, we may be forced to write-down or write-off assets, restructure our operations or incur impairment or other charges that could result in our reporting losses. While we have the benefit of indemnification obligations from Fugro, those obligations are limited in amount and duration, and could prove inadequate to compensate us for any losses.

We will transfer our Seabed business to a joint venture company that we will not control.

We will transfer our shallow water, ocean bottom cable and ocean bottom node activities to a company in which Fugro will hold a majority interest and we will hold a minority interest. As a result, we will no longer have control over the management and operations of this activity. While we will have certain customary rights with respect to certain key decisions relating to the joint venture’s activities, this will not be the same as the right to determine the strategy and policies of this business. In addition, our shares in the joint venture company will be subject to restrictions on transfer, as well as to Fugro’s right to require us to sell our shares in certain circumstances. See “The Acquisition of the Geoscience Division—The Seabed JV” for further information on the terms of the JV Agreement.

The financial information relating to the Geoscience Division used to prepare the unaudited pro forma condensed combined financial information of CGGVeritas contained herein has not been audited or reviewed by auditors and may not be indicative of the results of the Geoscience Division as a part of our Group.

The unaudited pro forma condensed combined financial information contained herein has been provided to give you a better understanding as to what our results of operations and financial position would have been had the Acquisition taken place on an earlier date. The Geoscience Division is part of Fugro and has not previously prepared consolidated financial statements for any period. The financial information for the Geoscience Division used to prepare the unaudited pro forma condensed combined financial information contained herein for the year ended December 31, 2011 and the six months ended June 30, 2012 is carve-out information that presents the results of operations and financial condition of the Geoscience Division as if it had operated independently from Fugro during these periods. That financial information has not been audited or reviewed by auditors.

In addition, the Geoscience Division’s past financial results are not necessarily indicative of its future results as part of our group. In particular, we intend to make significant investments with a view to developing the Geoscience Division and managing its assets on an integrated basis with our group. As a result, you should not place undue reliance on the carved out results of operations of the Geoscience Division used to prepared the unaudited pro forma condensed combined financial information contained herein.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Basis of preparation

The unaudited pro forma condensed combined balance sheet as of June 30, 2012 and statements of income for the year ended December 31, 2011 and the six-month period ended June 30, 2012 (the “unaudited pro forma condensed combined financial information”) are presented in millions of U.S. dollars and reflect our Acquisition of the Geoscience Division (as described in “The Acquisition of the Geoscience Division”), using the purchase method of accounting under IFRS.

The unaudited pro forma adjustments are based on available information and on certain assumptions that we consider to be reasonable, notably those related to the SPA dated September 24, 2012, and in particular, that:

•

the cash consideration paid by us in connection with the Acquisition will be financed by: (i) a €700 million bridge credit facility granted by a syndicate of banks at a EURIBOR interest rate plus 05.50%; and (ii) a €400 million rights issue; and

•

we and Fugro will establish the Seabed JV, in which we will contribute our shallow water OBC activities and Fugro will contribute its OBN activities. The Seabed JV will be held 60% by Fugro and 40% by us.

The unaudited pro forma condensed combined financial information does not include any cost savings or other synergies that may result from the acquisition or any special items such as restructuring and integration costs that may be incurred as a result of the acquisition. In addition, the consequences of any asset disposals that may be required by the competition authorities cannot be anticipated and are therefore not reflected in unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information has been prepared based on:

•

CGGVeritas’ annual consolidated financial statements as of and for the year ended December 31, 2011 under IFRS, restated in U.S. dollars following the change in the presentation currency from euro to U.S. dollar on January 1, 2012;

•	CGGVeritas’ consolidated financial statements as of and for the six month- period ended June 30, 2012;

•	Statement of income of the Geoscience Division for the year ended December 31, 2011, prepared as described in note 5; and

•	Balance sheet and statement of income of the Geoscience Division as of and for the six month- period ended June 30, 2012, prepared as described in note 5.

The Geoscience Division’s balance sheet as of June 30, 2012 and its statements of income for the year ended December 31, 2011 and for the six-months period ended June 30, 2012 have been neither audited nor reviewed.

The unaudited pro forma condensed combined financial information is based on preliminary estimates and assumptions, which we believe to be reasonable. In the unaudited pro forma condensed combined financial information, the fair value of the Geoscience Division has been allocated to the identifiable acquired assets and liabilities assumed based upon preliminary estimates by our management on their respective fair values at the date of the acquisition. Any difference between the fair value of the Geoscience Division and the fair value of the identifiable acquired assets and liabilities assumed has been recorded as goodwill. Definitive allocations will be performed after the effective time of the acquisition. Accordingly, the pro forma adjustments relating to the fair value of the Geoscience Division allocation are preliminary, have been made solely for the purpose of preparing the unaudited pro forma condensed combined financial information and are subject to revision based on the final determination of fair value after the effective time of the acquisition.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not indicative of our results of operations or financial condition that would have been achieved had the Acquisition and the establishment of the Seabed JV been completed as of June 30, 2012 or January 1, 2011, nor is the unaudited pro forma condensed combined financial information indicative of our future results of operations or financial position.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET OF CGGVERITAS AND GEOSCIENCE DIVISION AS OF JUNE, 30 2012

(in millions of U.S. dollars)

	Historical CGGVeritas as of June 30, 2012 (unaudited) IFRS	Historical Fugro Geoscience Division as of June 30, 2012 (unaudited) IFRS	Pro forma adjustments as of June 30, 2012 (unaudited) IFRS	Combined pro forma Balance Sheet as of June 30, 2012 (unaudited)
	Note 1	Note 1	Note 2, 3 and 4
ASSETS
Cash and cash equivalents	318.8	—	119.7	438.5
Other current assets	1,572.6	342.4	(9.8)	1,905.2

Total current assets	1,891.4	342.4	109.9	2,343.7

Goodwill	2,708.9	296.1	32.5	3,037.5
Other non-current assets	2,539.1	702.6	359.9	3,601.6

Total non-current assets	5,248.0	998.7	392.4	6,639.1

TOTAL ASSETS	7,139.4	1,341.1	502.3	8,982.8

LIABILITIES AND EQUITY
Bank overdrafts	4.1	—	—	4.1
Current portion of financial debt	54.8	—	868.1	922.9
Other current liabilities	1,053.1	184.0	(5.0)	1,232.1

Total current liabilities	1,112.0	184.0	863.5	2,159.1

Financial debt	1,859.5	3.3	—	1,862.8
Other non-current liabilities	242.8	28.9	296.6	568.3

Total non-current liabilities	2,102.3	32.2	296.6	2,431.1

Equity attributable to the owners of CGGVeritas	3,834.2	1 124.9	(657.5)	4,301.7
Non-controlling interest	90.9	—	—	90.9

Total equity	3,925.1	1 124.9	(657.5)	4,392.0

TOTAL LIABILITIES AND EQUITY	7,139.4	1 341.1	502.3	8,982.8

DETAIL OF PRO FORMA ADJUSTMENTS ON UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF JUNE 30, 2012

(in millions of U.S. dollars)

	Pro forma consistency adjustments (unaudited)	Ref.	Pro forma fair value allocation adjustments (unaudited)	Ref.	Other pro forma adjustments (unaudited)	Ref.	Total pro forma adjustments as of June 30, 2012 (unaudited)
	Note 2		Note 3		Note 4
ASSETS
Cash and cash equivalents	—		119.7	3.2.3	—		119.7
Other current assets	(4.8)	2.2	—		(5.0)	4.1	(9.8)

Total current assets	(4.8)		119.7		(5.0)		109.9

Goodwill			372.5	3.1	(340.0)	4.1	32.5
Other non-current assets	14.1	2.1,	20.0	3.1(a)	325.8	4.1	359.9
		2.2

Total non-current assets	14.1		392.5		(14.2)		392.4

TOTAL ASSETS	9.3		512.2		(19.2)		502.9

LIABILITIES AND EQUITY
Current portion of financial debt			868.1	3.2.2			868.1
Other current liabilities			—		(5.0)	4.1	(5.0)

Total current liabilities	—		868.1		(5.0)		863.1

Other non-current liabilities	2.3		294.4	3.1,	(0.1)		296.6
				3.2.1

Total non-current liabilities	1.1		294.4		(0.1)		296.6

Equity attributable to the owners of CGGVeritas	7.0		(650.4)	3.2.2	(14.1)		(657.5)

Total equity	7.0		(650.4)		(14.1)		(657.5)

TOTAL LIABILITIES AND EQUITY	9.3		512.2		(19.2)		502.3

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT INCOME OF CGGVERITAS AND GEOSCIENCE DIVISION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2012

(in millions of U.S. dollars, except share and per share data)

\	Historical CGGVeritas six months ended June 30, 2012 (unaudited) IFRS Note 1	Historical Geoscience Division six months ended June 30, 2012 (unaudited) IFRS Note 1	Pro forma adjustments six months ended June 30, 2012 (unaudited) IFRS Note 2, 3 and 4	Combined pro forma statement of income six months ended June 30, 2012 (unaudited) IFRS
Operating revenues	1,617.6	493.4	(42.7)	2,068.3

Operating income	138.4	37.1	6.4	181.9

Cost of financial debt, net and other financial income (loss)	(75.9)	(1.7)	(36.1)	(113.7)

Income (loss) before tax	62.5	35.4	(29.7)	68.2

Income taxes	(45.9)	0.1	8.2	(37.6)
Share of income (loss) in companies accounted under equity method	13.7	—	(1.3)	12.4

Net income (loss)	30.3	35.5	(22.8)	43.0

Attributable to
– owners of CGGVeritas	20.7
– non-controlling	9.6	—	—

Weighted average number of shares outstanding	151,898,100
Dilutive weighted average number of shares outstanding	153,235,166

Net income (loss) per share:
– basic	0.14
– diluted	0.14

DETAIL OF PRO FORMA ADJUSTMENTS ON UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2012

(in millions of U.S. dollars)

	Pro forma consistency adjustments (unaudited) Note 2	Ref.	Pro forma purchase allocation adjustments (unaudited) Note 3	Ref.	Other pro forma adjustments (unaudited) Note 4	Ref.	Total pro forma adjustments six months ended June 30, 2012 (unaudited)
Operating revenues	—		—		(42.7)	4.2	(42.7)

Operating income	3.1	2.1	0.3	3.3.1	3.0	4.2	6.4

Cost of financial debt, net and other financial income (loss)			(36.1)	3.3.2			(36.1)

Income (loss) before tax	3.1		(35.8)		3.0		(29.7)

Income taxes	(0.8)	3.3.3	8.9	3.3.3	0.1		8.2
Share of income (loss) in companies accounted under equity method					(1.3)	4.2	(1.3)

Net income (loss)	2.3		(26.9)		1.8		(22.8)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT INCOME OF CGGVERITAS AND GEOSCIENCE DIVISION FOR THE 12-MONTH PERIOD ENDED DECEMBER 31, 2011

(in millions of U.S. dollars, except share and per share data)

	Historical CGGVeritas 12 months ended Dec. 31, 2011 (unaudited) IFRS Note 1	Historical Geoscience Division 12 months ended Dec. 31, 2011 (unaudited) IFRS Note 1	Pro forma adjustments 12 months ended Dec. 31, 2011 (unaudited) IFRS Note 2, 3 and 4	Combined pro forma statement of income 12 months ended Dec. 31, 2011 (unaudited) IFRS
Operating revenues	3,180.9	1,046.5	(53.3)	4,174.1

Operating income	205.5	20.3	22.1	247.9
Cost of financial debt, net and other financial income (loss)	(173.7)	2.9	(72.3)	(243.2)

Income (loss) before tax	31.8	23.2	(50.2)	4.7

Income taxes	(62.5)	20.2	15.7	(26.6)
Share of income (loss) in companies accounted under equity method	16.4	—	(7.0)	9.4

Net income (loss)	(14.3)	43.4	(41.5)	(12.5)

Attributable to:
– owners of CGGVeritas	(28.3)
– non-controlling	13.9

Weighted average number of shares outstanding	151,771,940
Dilutive weighted average number of shares outstanding	151,771,940

Net income (loss) per share:
– basic	(0.19)
– diluted	(0.19)

DETAIL OF PRO FORMA ADJUSTMENTS ON UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME FOR THE 12-MONTH PERIOD ENDED DECEMBER 31, 2011

(in millions of U.S. dollars)

	Pro forma consistency adjustments (unaudited) Note 2	Ref.	Pro forma purchase allocation adjustments (unaudited) Note 3	Ref.	Other pro forma adjustments (unaudited) Note 4	Ref.	Total pro forma adjustments 12 months ended Dec. 31, 2011 (unaudited)
Operating revenues					(53.3)	4.2	(53.3)

Operating income	6.2	2.1	0.7	3.3.1	15.2		22.1

Cost of financial debt, net and other financial income (loss)			(72.3)	3.3.2			(72.3)

Income (loss) before tax	6.2		(71.6)		15.2	4.2	(50.2)

Income taxes	(1.6)	3.3.3	17.9	3.3.3	(0.6)		15.7
Share of income (loss) in companies accounted under equity method					(7.0)	4.2	(7.0)

Net income (loss)	4.6		(53.7)		7.6		(41.5)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF CGGVERITAS AND GEOSCIENCE DIVISION FOR THE 12-MONTH PERIOD ENDED DECEMBER 31, 2011 AND AS OF AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2012

Note 1—Description of transaction and basis of presentation

The transaction is described in “The Acquisition of the Geoscience Division” above and in the basis of preparation of the unaudited pro forma condensed combined financial information.

Pro forma adjustments related to the unaudited pro forma condensed combined statement of income for the 12-month period ended December 31, 2011 and the six-month period ended June 30, 2012 are computed assuming the transaction was completed on January 1, 2011.

Pro forma adjustments related to the unaudited pro forma condensed combined balance sheet as of June 30, 2012 are computed assuming the transaction was completed on June 30, 2012.

All pro forma adjustments are directly attributable the transaction. These adjustments have been prepared and computed based on available information and preliminary analysis made by the management of CGGVeritas. The unaudited pro forma condensed combined financial information does not include any economies of scale that may result from synergies and cost savings.

Significant balances and transactions between CGGVeritas and the Geoscience Division were eliminated as intercompany transactions.

Historical balance sheet, income statements and currency translation

CGGVeritas’ historical statement of income for the year ended December 31, 2011 is presented in U.S. dollars and is derived from CGGVeritas audited consolidated financial statements restated in U.S. dollars following the change in the presentation currency from euro to U.S. dollar on January 1, 2012.

CGGVeritas’ historical balance sheet and statement of income as of and for the six-month period ended June 30, 2012 are presented in U.S. dollars and are derived from CGGVeritas’ unaudited consolidated financial statements.

The historical statement of income of the Geoscience Division for the 12-month period ended December 31, 2011 is presented in U.S. dollars and is derived from the income statement prepared in euros by Fugro and translated into U.S. dollars at CGGVeritas’ average rate of €1.00 = U.S.$1.4025.

The historical balance sheet and statement of income of the Geoscience Division as of and for the six-month period ended June 30, 2012 are presented in U.S. dollars and are derived from the balance sheet and income statement prepared in euros by Fugro and translated into U.S. dollars at CGGVeritas’ average rate of €1.00 = U.S.$1.308 and CGGVeritas’ closing rate of €1.00 = U.S.$1.259, respectively.

Note 2—Adjustments to the historical accounts of the Geoscience Division to ensure consistency of accounting principles with CGGVeritas’ historical financial statements

The unaudited pro forma condensed combined financial information includes adjustments to the historical accounts of the Geoscience Division to account for differences between CGGVeritas’ accounting policies and Fugro’s accounting policies under IFRS.

The deferred tax effect of these adjustments was computed at a tax rate of 25% applicable in the Netherlands.

2.1 Adjustment on seismic vessel and streamer amortization

CGGVeritas amortizes owned vessels and solid streamers over 30 years and 7 years, respectively. Fugro uses different useful lives, which are 25 years for the vessels and 6 years for the solid streamers.

If Fugro had applied the same estimate of economic life as CGGVeritas, vessels and streamers would have supported a lower amortization. The amortization expenses were thus adjusted by U.S.$6.2 million for the 12-month period ended December 31, 2011 and U.S.$3.1 million for the six-month period ended June 30, 2012 in “Operating income”.

2.2 Reclassification of intangible assets in the balance sheet of the Geoscience Division

Certain seismic surveys in the balance sheet of the Geoscience Division are presented differently than those in the balance sheet of CGGVeritas. These surveys, classified as “current assets” (inventories) in the historical balance sheet of the Geoscience Division have been reclassified as “intangible assets” for an amount of U.S.$4.8 million as of June 30, 2012.

Note 3—Pro forma adjustments on purchase price allocation and financing

3.1 Preliminary allocation of the fair value of the Geoscience Division

	(in millions of U.S. dollars)
Net book value of net assets and liabilities acquired as of June 30, 2012:		1,124.9
Allocation of the fair value of the Geoscience Division:
- Technology (a)		20.0
- Unfavorable contracts (b)		(16.5)
- Deferred tax on the above adjustments (c)		(0.9)
Preliminary goodwill:	668.6
Goodwill acquired:	(296.1)

- Goodwill generated:	372.5	372.5
Purchase price:		1,500

The €1.2 billion purchase price is translated at the closing rate of €1.00 = U.S.$1.256 and does not include the set-off against the amount that will be owed by Fugro in conjunction with the asset contributions to the Seabed JV.

(a) Acquired technologies (useful life of 5 years)

The fair value of the acquired technologies is based upon the preliminary estimates of CGGVeritas management. The fair value of identifiable technologies is based on global estimated discounted net cash flows and is classified as intangible assets in the unaudited pro forma condensed combined balance sheet.

(b) Unfavorable contracts

The fair value of the Geoscience Division’s unfavorable contracts corresponds to the difference in economic terms between Fugro’s existing vessels charters’ conditions and general market terms of vessels charters at the date of acquisition. Unfavorable contracts are classified as non-current liabilities in the unaudited pro forma condensed combined balance sheet.

(c) Deferred taxes on the above adjustments

Deferred taxes on the above adjustments have been preliminary computed at a tax rate of 25%. In the definitive purchase price allocation, the deferred taxes will be computed for each asset at the related tax rate of the country in which it is located, which might be different from that of the Netherlands.

(d) Contingent liabilities

Based on information available, we have not identified significant contingent liabilities. Therefore, no provision was recorded in the balance sheet as part of the preliminary purchase price allocation.

3.2 Pro forma adjustments on the unaudited pro forma condensed combined balance sheet

3.2.1 Allocation of the fair value of the Geoscience Division

Direct transaction costs have been estimated at U.S.$17 million before tax and were taken into account in the unaudited pro forma condensed combined balance sheet as of June 30, 2012 and were eliminated from the unaudited pro forma condensed combined statements of income.

As part of the agreements with Fugro, U.S.$281 million (€225 million), out of the U.S.$1,500 million (€1,200 million) corresponding to the purchase price, will be paid by set-off against the amount that will be owed by Fugro in conjunction with the asset contributions to the Seabed joint-venture.

3.2.2 Financing of the acquisition

The capital increase amounts to €400 million corresponding to U.S.$487.4 million, net of the issuance fees estimated at U.S.$16.3 million.

A bridge loan facility with a 12 month maturity bearing an initial interest rate of 8%, corresponding to a EURIBOR + 5.50% margin, would be drawn for in amount of €700 million (U.S.$880 million). The issuance costs related to the bridge loan facility have been estimated at U.S.$13.5 million.

3.2.3 Net cash impact of the transaction

The impact of the transaction on the unaudited pro forma condensed combined balance sheet is as follows:

(in millions of U.S. dollars)
Purchase price (net of the U.S.$281 million Fugro set-off):	(1,219)
Direct transaction costs:	(17)
Financing:
Capital increase (net of issuance fees)	487
Bridge loan (net of issuance fees)	868
Total net	119

3.3 Pro forma adjustments on the unaudited pro forma condensed combined income statements

3.3.1 Amortization expense of assets and liabilities at fair value

We recognize a pro forma adjustment related to the amortization expense of the fair value of identifiable technologies as cost of operations, for an amount of U.S.$4.0 million for the 12-month period ended December 31, 2011 and U.S.$2.0 million for the six-month period ended June 30, 2012.

For the purpose of the unaudited pro forma condensed combined income statements, U.S.$4.7 million and U.S.$2.3 million provision related to the unfavorable time charters have been released for the 12-months period ended December 31, 2011 and for the six-month period ended June 30, 2012, respectively.

3.3.2 Interest costs and amortization of issuance costs related to the financing of the acquisition

Based EURIBOR plus a margin of 5.50% for the bridge loan facility corresponding to an estimated interest rate of 8% for both periods, a pro forma adjustment of U.S.$70 million has been recognized for the 12-month period ended December 31, 2011, and for U.S.$35 million for the six-month period ended June 30, 2012.

Additionally, based on total issuing fees estimated at U.S.$13.5 million for the bridge loan facility, an estimated amortization expense of U.S.$1.9 million for the 12-month period ended December 31, 2011, and of U.S.$1.0 million for the six-month period ended June 30, 2012, has been recorded. The bridge loan facility will be refinanced by a long-term debt. These issuing fees will be then amortized over the length of the long-term debt, which cannot be determined at the date of this pro forma financial information.

3.3.3 Deferred tax effect

The effect of deferred taxes on the pro forma adjustments, computed at the a tax rate of 25% for both periods, is a net decrease of U.S.$15.7 million of income tax expense for the 12-month period ended December 31, 2011 and a net decrease of U.S.$8.2 million of income tax expense for the six-month period ended June 30, 2012 in the respective unaudited pro forma condensed combined statements of income.

Note 4—Other pro forma adjustments

Other pro forma adjustments correspond mainly to the elimination of intercompany transactions between CGGVeritas and the Geoscience Division and the consequences of setting-up of the Seabed joint-venture (the carve-out of our Shallow water and OBC activities and recognition of our shares in the joint-venture accounted for under the equity method), assuming the acquisition of the Geoscience Division would have been effective as of January 1, 2011.

4.1 Other pro forma adjustments on the unaudited pro forma condensed combined balance sheet

Other pro adjustments include essentially:

–	our shareholding interest in the Seabed joint-venture, accounted for under the equity method;

–	a financial asset of U.S.$281 million (€225 million) from Fugro in relation to the asset contribution. The shares of the joint-venture and the financial asset, with a potential maturity beyond one year, have been classified as “non-current assets” in the unaudited pro forma condensed combined balance sheet;

–	the carve-out of the Shallow water and OBC businesses transferred to the joint-venture, including a preliminary reduction of goodwill that was allocated to our Land division in the amount of U.S.$340 million.

4.2 Other pro forma adjustments on the unaudited pro forma condensed combined income statements

Other pro forma adjustments correspond mainly to the elimination of intercompany transactions between CGGVeritas and the Geoscience Division and the carve-out of our Shallow water and OBC activities.

Note 5—Basis of preparation of the Geoscience Division’s carve-out accounts

5.1 Context

Fugro intends to sell the following activities (the “Divested Activities”) within its Geoscience division to CGGVeritas:

–	Marine Data Acquisition

–	Seismic Imaging

–	Multi Client Service organization

–	Reservoir Characterization

–	Exploration & Appraisal

–	Data Management

–	Airborne Surveys

–	Gravity

–	Seismic cables

Fugro intends to contribute its land geophysics and marine electromagnetic activities into a joint-venture to be newly formed with CGGVeritas. As a result, Fugro with the exception of the seismic multi-client library, will substantially divest its Geoscience division.

In connection with these transactions, Fugro has prepared special purpose combined carve-out financial information regarding the Divested Activities (the “Carve-out Financial Information”) for the benefit of CGGVeritas. These Carve-out Financial Statements consist of a special purpose combined carve out statement of financial position as of June 30, 2012 (the “Carve-out Balance Sheet”), a special purpose combined carve-out statement of financial income for the year ended December 31, 2011 as well as for the six-month period ended June 30, 2012 (each, a “Carve-out Income Statement”).

Fugro published consolidated financial statements (the “Consolidated Financial Statements”) for the year ended December 31, 2011 as well as consolidated interim financial statements for the six-month period ended June 30,

2012 (the “Consolidated Interim Financial Statements”). The Consolidated Financial Statements dated March 8, 2012 were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU-IFRS). The Consolidated Interim Financial Statements dated August 9, 2012 were prepared in accordance with IAS 34 (Interim Financial Reporting) as adopted by the European Union.

The Carve-out Financial Information has been derived from the Consolidated (Interim) Financial Statements as follows:

•	Combination of the assets/liabilities and revenues/expenses of the Divested Activities (the “Underlying Financial Information”);

•

Application of certain adjustments to present the Divested Activities as if conducted on a stand-alone basis unrelated to Fugro by allocation of expenses incurred by Fugro on behalf of the Divested Activities (the “Carve Out Adjustments”);

•

Elimination of balances and transactions between entities forming a part of the Divested Activities as if these Divested Activities had been controlled (as defined by IAS 27) by one parent company (the “Eliminations”).

Underlying Financial Information

The Underlying Financial Information was combined according to the following principles:

•

For legal entities which during the period from January 1, 2011 to June 30, 2012 carried out activities related to the Divested Activities (the “Geoscience Entities”), the assets/liabilities and revenues/expenses were combined as used for the preparation of the Consolidated (Interim) Financial Statements (including fair value adjustments and goodwill relating to IFRS 3 ‘Business Combinations’ accounting for acquisitions of the Divested Activities).

•

For legal entities which during the period from January 1, 2011 to June 30, 2012 carried out activities related to not only Divested Activities (the “Shared Entities”), the assets/liabilities and revenues/expenses related to the Divested Activities were identified applying the allocation principles used for Fugro’s segment reporting, i.e.:

–	Primarily using cost center information supplemented by management analysis with respect to tangible assets, intangible assets, financial assets, trade receivables/payables as well as revenues, depreciation/amortization expenses, personnel expenses and other (net) expenses;

–	Separate actuarial calculations for retirement benefit obligations were made for employees engaged primarily in Divested Activities applying the same assumptions as used in the preparation of Fugro’s 2011 consolidated financial statements. Pension liabilities and net periodic pension cost of affected employees, including related deferred tax consequences, were recorded in the Carve-out Financial Information. In determining the related deferred tax consequences, Fugro applied the same estimates and assumptions as in its Consolidated (Interim) Financial Statements;

–	Effects of financing arrangements within the Fugro group (net finance results, financial receivables/payables) were not included in the Acquisition will be free of cash and debt. The remaining net finance costs only includes exchange variance, and the net impact related to cash generation/consumption have been considered as non significant;

–	Income tax consequences related to the Divested Activities were determined using enacted tax rates of the respective jurisdictions. The same assumptions and estimates, including, but not limited to, the recoverability of tax assets, were applied as in Fugro’s Consolidated (Interim) Financial Statements;

–	Equity served as a balancing figure in the statement of financial position.

•

Underlying Financial Information has been adjusted for adjusting events as defined by IAS 10 up to the date of issuance of Fugro’s Consolidated (Interim) Financial Statements for the unaudited pro forma condensed combined statement of income for the 12-month period ended December 31, 2011 and the six-month period ended June 30, 2012

•	Carve-out Financial Information was prepared using the euro as presentation currency:

–	Monetary assets and liabilities denominated in currencies other than a Geoscience or Shared Entity’s functional currency were translated into functional currency using the rate of exchange at the respective reporting date;

–	Historical cost of non-monetary assets acquired in a foreign currency was translated to a Geoscience or Shared Entity’s functional currency using the exchange rate at the date of the transaction;

–	The statements of financial position of the Geoscience or Shared Entities were translated from functional currency to euro using the rate of exchange at the respective reporting date;

–	Revenues and expenses denominated in currencies other than a Geoscience or Shared Entity’s functional currency were translated into functional currency using the exchange rate at the date of the transaction;

–	The income statements of the Geoscience or Shared Entities were translated from functional currency to euro using the average monthly rate of exchange at the respective reporting date;

–	Cumulative translation adjustments were recorded in equity.

5.3 Carve-Out Adjustments

Fugro applied the following adjustments to the Underlying Financial Information:

•	Revenues and expenses as well as receivables to and payables from entities controlled by Fugro not forming part of the Divested Activities were reclassified from internal to external revenues;

•

Management fees were included in the Carve-out Financial Information based on an estimated proportion of corporate costs associated with the Divested Activities, as well as costs that are directly attributable to the activities within the Carve-out financials, including option costs. The income tax consequences of this Carve-Out Adjustment were determined applying the same allocation between taxable jurisdictions than in the Underlying Financial Information.

•

Effects of financing arrangements within the Fugro group (net finance results, financial receivables/payables, including intercompany loans, cash balances and bank overdrafts) of Geoscience Entities were eliminated against equity as the Transaction will be free of cash and debt;

•

Carve-out adjustments impacting profit before tax, were tax effected applying the enacted tax rates of the respective jurisdictions. The same assumptions and estimates, including, but not limited to, the recoverability of tax assets, were applied as in Fugro’s Consolidated (Interim) Financial Statements;

•

No adjustment to the income tax position recorded in Geoscience Entities was made to reflect an as-if stand-alone tax structure as the income tax position of the Divested Activities was established as an integral part of Fugro’s overall structure.

5.4 Eliminations

Balances and transactions between entities forming part of the Divested Activities were eliminated from aggregated Underlying Financial Information.

5.5 Use of estimates and judgments

The preparation of the Carve-out Financial Information, in addition to the judgment involved in the preparation of the underlying Consolidated (Interim) Financial Statements of Fugro, requires judgments with respect to the Carve Out Adjustments and with respect to the allocation of assets, liabilities as well as revenues and expenses of the Shared Entities.

Accordingly, actual results may differ from estimated amounts as future confirming events occur. Management believes the assumptions underlying the Carve-out Financial Information are reasonable. However, the Carve-out Financial Information herein may not reflect the Divested Activities’ results of operations, financial position, and cash flows in the future or what Divested Activities’ operations, financial position, and cash flows would have been if Divested Activities had been a stand-alone company.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 28th, 2012	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP